Exhibit 21.1

List of Subsidiaries of Paradyne Networks, Inc.

Name	Domestic or Foreign & State or Country of Incorporation
Paradyne Corporation	Domestic - Delaware
Paradyne Canada, LTD	Foreign - Canada
Paradyne Networks do Brazil LTDA	Foreign - Brazil
Paradyne International LTD	Foreign – UK
Paradyne International Sales Ltd.	Foreign – Barbados
Paradyne Worldwide Corp.	Domestic - Delaware
Ark Electronic Products, Inc.	Domestic - Florida
Communications Equipment Corporation	Domestic - Delaware
Paradyne Finance Corp.	Domestic – Delaware
Paradyne Services, LLC *	Domestic – Limited Liability Corporation - Delaware
Elastic Networks Inc. *	Domestic – Delaware

*	Effective December 31, 2004, this subsidiary was merged into Paradyne Networks, Inc.